UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Press Release

On September 1, 2026, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Reports Preclinical Data Showing Paxalisib Reprograms Immunotherapy-Resistant MSS/pMMR Colorectal Cancer and Enhances Response to Immunotherapy”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additionally, on September 1, 2026, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Expands Paxalisib Clinical Trial to HR+/HER2- Breast Cancer, Supported by Preclinical Data Showing Strong Clinical Activity and Safety in HR+ Breast Cancer”. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Incorporation by Reference

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1 and Exhibit 99.2, except for the quotes of Dr. John Friend, Chief Executive Officer of the Company, and Dr. Sudha Rao, Chief Scientific Officer of the Company, contained in Exhibit 99.1 and Exhibit 99.2, into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release dated September 1, 2026
99.2	Press Release dated September 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: September 1, 2026

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